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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                 SCHEDULE TO/A
                                 (RULE 14D-100)


                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)


                                   OEA, INC.
                       (Name of Subject Company (Issuer))


                                 AUTOLIV, INC.
                               AUTOLIV ASP, INC.
                             OEA MERGER CORPORATION


                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, $0.10 PAR VALUE PER SHARE

                         (INCLUDING ASSOCIATED RIGHTS)

                         (Title of Class of Securities)

                                   670826106

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                JORGEN SVENSSON
                         VICE PRESIDENT--LEGAL AFFAIRS,
                         GENERAL COUNSEL AND SECRETARY
                               WORLD TRADE CENTER
                             KLARABERGSVIADUKTEN 70
                           S-107 24 STOCKHOLM, SWEDEN
                                46(8) 587 20 600
                      (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices and
                  Communications on behalf of Filing Persons)

                                    COPY TO:

                                SCOTT V. SIMPSON
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               ONE CANADA SQUARE
                          CANARY WHARF, LONDON E14 5DS
                               44 (20) 7519 7040

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*:                                       AMOUNT OF FILING FEE:
                       $219,493,280                                                    $43,899

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.10 per share of OEA, Inc. (the "Common Stock"), including associated rights to purchase common stock (the "Rights" and together with the Common Stock, the "Shares"), at a price per Share of $10.00 in cash. As of March 23, 2000, there were (i) 20,621,691 Shares outstanding and (ii) 1,327,637 Shares reserved for issuance for outstanding options, warrants and other rights to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:        Not applicable          Filing Party:      Not applicable
Form or registration no.:      Not applicable          Date Filed:        Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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

    This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed initially with the Securities and Exchange Commission on March 24, 2000 relates to the third-party tender offer by OEA Merger Corporation, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Autoliv, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), of OEA, Inc., a Delaware corporation (the "Company"), and the associated rights to purchase Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $10.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").



ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON



    Item 3 is hereby amended and supplemented as follows:



    The second sentence of Item 3(c) is hereby amended and restated to read in its entirety as follows:



    "During the last five years, none of Purchaser, Parent or Autoliv ASP, Inc. or, to the best knowledge of Purchaser, Parent or Autoliv ASP, Inc. any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws."



    Section 8--"Certain Information Concerning Parent and Purchaser" in the Offer to Purchase is hereby amended as follows:



    The title is hereby amended by the substitution of a comma for "and" and the addition of "and Autoliv ASP, Inc." at the end of the title.



    The third sentence in the first paragraph is hereby amended and restated to read in its entirety as follows:



    "Parent, through its two wholly owned operating subsidiaries, Autoliv AB, a Swedish corporation, and Autoliv ASP, Inc., an Indiana corporation and the direct parent of Purchaser ("Autoliv ASP"), is one of the world's leading suppliers of automotive occupant safety restraint systems with a broad range of product offerings including modules and components for passenger and driver-side airbags, side-impact airbag protection systems, seat belts, steering wheels, safety seats and other safety systems and products."



    The following paragraph is hereby added between the second and the third paragraph:



    "Autoliv ASP is an Indiana corporation which is a wholly owned subsidiary of Parent and the direct parent of Purchaser. Its principal offices are 3350 Airport Road, Ogden, Utah 84405. The telephone number of Autoliv ASP is
    (801) 625-4800."



    The first sentence in the fourth paragraph is hereby amended and restated to read in its entirety as follows:



    "The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and officers of Parent, Purchaser and Autoliv ASP are set forth in
    Schedule I hereto."

    The first sentence in the fifth paragraph is hereby amended and restated to read in its entirety as follows:



    "Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser or Autoliv ASP, nor, to the best knowledge of Parent, Purchaser and Autoliv ASP, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies."



    The fourth sentence in the sixth paragraph is hereby deleted and the following sentence inserted in lieu thereof:



    "Except as set forth in this Offer to Purchase, none of Parent, Purchaser or Autoliv ASP nor, to the best knowledge of Parent, Purchaser and Autoliv ASP, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer."



    Schedule I--"INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER" to the Offer to Purchase is hereby amended and supplemented as follows:



    The title is hereby amended by the substitution of a comma for "and" and the addition of "and Autoliv ASP, Inc." to the end of the title.



    Section 1 of Schedule I--"Directors and Officers of the Parent" is hereby amended by the addition of the following sentence to the end of the second, fourth and twelfth sections under the column entitled "Present Principal Occupation or Employment, Citizenship, and Material Positions Held During the Past Five Years," to supplement the information provided for each of Lars Westerberg, Hans Biorck and Jorgen I. Svensson:



    "He has been a director of Autoliv ASP since May 1999."



    Section 2 of Schedule I--"Directors and Officers of Purchaser" is hereby amended by the addition of the following sentence to the end of the first and second sections under the column entitled "Present Principal Occupation or Employment, Citizenship, and Material Positions Held During the Past Five Years," to supplement the information provided for each of Hans Biorck and Jorgen I. Svensson:



    "He has been a director of Autoliv ASP since May 1999."



    Schedule I is hereby supplemented by adding the following section to the end of the Schedule:



"3.  DIRECTORS AND EXECUTIVE OFFICERS OF AUTOLIV ASP



    Set forth in the table below are the name and the present principal occupations or employment and citizenship and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Autoliv ASP. The principal business address of Autoliv ASP and, unless otherwise indicated, the business address of each person identified below, is 3350 Airport Road, Ogden, Utah, 84405.



                                                      PRESENT PRINCIPAL OCCUPATION OF
                                                   EMPLOYMENT, CITIZENSHIP AND MATERIAL
NAME                                             POSITIONS HELD DURING THE PAST FIVE YEARS
----                                           ---------------------------------------------
Hans Biorck..................................  Director of Autoliv ASP since May 1999. He is also Chief Financial Officer and Vice
                                               President of Finance of Autoliv ASP. He has
                                               been Vice President and Chief Financial
                                               Officer of Parent since April 1, 1999 and
                                               Vice President, Treasurer of Parent since
                                               September 1998. Prior to such time, he held
                                               CFO positions in Esselte AB and EBS Inc. He
                                               has also been President of Purchaser since
                                               May 13, 2000. His business address is the
                                               World Trade Center, Klarabergsviadukten 70,
                                               SE-107 24 Stockholm, Sweden. He is a Swedish
                                               citizen.

Thomas G. Hartman............................  Director of Autoliv ASP since May 1997. He has been President of Autoliv ASP since May
                                               1997 and President of Autoliv Inflators since
                                               November 1997. He was Vice President of
                                               Operations of Autoliv ASP from May 1997 until
                                               November 1997. Prior to such time, he held
                                               similar positions at Morton International,
                                               Inc. and Federal-Mogul Corporation. He is a
                                               U.S. citizen.

Bradley J. Murray............................  Director of Autoliv ASP since May 1999. He has been President of Autoliv North America
                                               since January 1998. He was managing director
                                               of the Asian operations of Autoliv ASP from
                                               May 1997 to January 1998. Prior to such time,
                                               he held a similar position at Morton
                                               International, Inc. He is a U.S. citizen.

Jorgen I. Svensson...........................  Director of Autoliv ASP since May 1999. He has been Vice President Legal Affairs,
                                               General Counsel and Secretary of Parent since
                                               May 1, 1997. He has been Legal Counsel of
                                               Autoliv AB since 1989, General Counsel since
                                               1991 and Vice President Legal Affairs and
                                               General Counsel since 1994. He has also been
                                               Vice President and Treasurer of Purchaser
                                               since March 13, 2000. His business address is
                                               the World Trade Center, Klarabergsviadukten
                                               70, SE-107 24 Stockholm, Sweden. He is a
                                               Swedish citizen.

Lars Westerberg..............................  Director of Autoliv ASP since May 1999. He has been President and Chief Executive
                                               Officer of Parent since February 1, 1999. He
                                               is a director of the Board of the Parent. His
                                               business address is the World Trade Center,
                                               Klarabergsviadukten 70,

                                                      PRESENT PRINCIPAL OCCUPATION OF
                                                   EMPLOYMENT, CITIZENSHIP AND MATERIAL
NAME                                             POSITIONS HELD DURING THE PAST FIVE YEARS
----                                           ---------------------------------------------
                                               SE-107 24 Stockholm, Sweden. He is a Swedish
                                               citizen.

Michael Anderson.............................  Vice President and General Counsel of Autoliv
                                               ASP since March 31, 1998. He was previously
                                               Vice President and Special Counsel of Autoliv
                                               ASP from May 1, 1997 to March 31, 1998 and
                                               Vice President and General Counsel of Autoliv
                                               North America from August 1994 to May 1,
                                               1997. He is also Vice President and Secretary
                                               of the Purchaser since March 13, 2000. His
                                               business address is 1320 Pacific Drive,
                                               Auburn Hills, Michigan 48326. He is a U.S.
                                               citizen.

Roger D. Tea.................................  Vice President, Human Resources, of Autoliv
                                               ASP since May 1997. Prior to such time, he
                                               held a similar position at Morton
                                               International, Inc. He is a U.S. citizen."



ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION



    Item 7 is hereby amended and supplemented as follows:



    Section 9--"Source and Amount of Funds" in the Offer to Purchase is hereby amended by amending and restating the second sentence in the first paragraph to read in its entirety as follows:



    "Purchaser will obtain such funds from Autoliv ASP, who will obtain a significant portion of such funds from its existing resources, including short term borrowings in the ordinary course of business."


ITEM 11. ADDITIONAL INFORMATION.


    Item 11 is hereby amended and supplemented as follows:



    Section 7--"Certain Information Concerning the Company--Certain Projections" in the Offer to Purchase is hereby amended by amending and restating the final sentence in the third paragraph to read in its entirety as follows:



    "These projections are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections."



    Section 15--"Certain Conditions of the Offer" in the Offer to Purchase is hereby amended by amending and restating the first sentence of the first paragraph to read in its entirety as follows:



    "Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to the Merger Agreement and any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act, pay for, and (subject to any such rules or regulations) may, prior to the Expiration Date, postpone the acceptance for payment of or the payment for any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer if:"

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       AUTOLIV, INC.

                                                       By:  /s/ JORGEN SVENSSON
                                                            -----------------------------------------
                                                            Name: Jorgen Svensson
                                                            Title: VICE PRESIDENT--LEGAL AFFAIRS,
                                                                 GENERAL COUNSEL AND SECRETARY

                                                       OEA MERGER CORPORATION

                                                       By:  /s/ JORGEN SVENSSON
                                                            -----------------------------------------
                                                            Name: Jorgen Svensson
                                                            Title: VICE PRESIDENT AND TREASURER


                                                       AUTOLIV ASP, INC.

                                                       By:  /s/ JORGEN SVENSSON
                                                            -----------------------------------------
                                                            Name: Jorgen Svensson
                                                            Title: DIRECTOR



Date: April 13, 2000